EXHIBIT 21.1

List of Subsidiaries

Name	Country of Incorporation	Syneron Holdings

Syneron GmbH.	Germany	100%
Syneron Inc.	Delaware	100%
Syneron Canada Corp.	Canada	100%
Syneron Medical (HK) Ltd.	Hong-Kong	100%
Light Instruments Ltd.	Israel	100%
Inlight Corp.	California	100%
Fluorinex Active Ltd.	Israel	53.01%
Syneron (Beijing) Medical, & Cosmetic Enterprise Co. Ltd.	China	51.00%